SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 2003

                        Commission file number 000-30690

                                  EUROTRUST A/S
                  (Translation of Company's name into English)

                               Poppelgardvej 11-13
                                   2860 Soborg
                                     Denmark
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                           Form 20-F |X|  Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES |_|  NO |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  EUROTRUST A/S

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                                                         Page
                                                                                                         ----
Disclosure Regarding Forward-Looking Statements.....................................................       2

Exchange Rate Information...........................................................................       2

Unaudited Consolidated Condensed Balance Sheets
as of September 30, 2003 and December 31, 2002......................................................       3

Unaudited Consolidated Condensed Statements of Operations for the nine-month and three-month
periods ended September 30, 2003 and 2002...........................................................       5

Unaudited Consolidated Condensed Statements of Shareholders' Equity for the Years Ended
December 31, 1999 through December 31, 2002 and for the nine-month period
ended September 30, 2003............................................................................       6

Unaudited Consolidated Condensed Statements of Cash Flows for the nine-month periods ended
September 30, 2003 and 2002.........................................................................       7

Notes To Unaudited Consolidated Condensed Financial Statements .....................................       8

One For Six Ratio Change of Our American Depositary Shares..........................................      17

Management's Discussion And Analysis Of Financial Condition And Results Of Operations...............      17

Risk Factors .......................................................................................      27

Signature ..........................................................................................      39

Index to Exhibits ..................................................................................      40

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This report on Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. We do not intend or assume any obligation to update these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included in this report, the inclusion of these statements should not be interpreted by anyone that we can achieve our objectives or implement our plans. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, certain factors set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on September 12, 2003, under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item 4) and "Operating and Financial Review and Prospects" (Item 5).

                                  ------------

                            EXCHANGE RATE INFORMATION

      In this report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of September 30, 2003 into U.S. dollars at an exchange rate of $1.00 = DKK 6.3728, the exchange rate on September 30, 2003. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on September 30, 2003, or at any other rate.

                                  ------------

      Unless specifically indicated or the context clearly indicates otherwise all references to our ordinary shares shall include our American Depositary Shares (ADSs) and vice-versa.

                                  ------------

      We use the terms "we," "our," "us," "EuroTrust" and "the Company" to mean EuroTrust A/S and its subsidiaries and their respective predecessors.

                                  EUROTRUST A/S

                 Unaudited Consolidated Condensed Balance Sheets
                                 (in thousands)

                                                                    December 31,
                                                                        2002          September 30, 2003
                                                                    ------------   ----------------------
                                                                       DKK             DKK          $
ASSETS
Current assets:
      Cash and cash equivalents                                         37,672        13,116        2,058
      Restricted cash                                                    1,986         1,793          282
      Accounts receivable trade, net of allowances for doubtful
      accounts of DKK 5,769 in 2002 and DKK 3,551 in 2003               21,210        21,369        3,353
      Broadcasting rights                                                3,805         1,903          299
      Inventories                                                        1,403           574           90
      Deferred tax assets                                                  706           533           84
      VAT receivables                                                    1,599           197           31
      Prepaid expenses and deposits                                     15,019        11,650        1,828
      Other receivables                                                  7,175         5,705          895
                                                                     ---------     ---------    ---------
Total current assets                                                    90,575        56,840        8,920

      Investment securities                                                570           353           55
      Broadcasting rights, long term                                       951             0            0
      Rent and other deposits                                            1,783         1,900          298
      Other receivables                                                     64            64           10
      Long term investments                                              2,792         2,792          438
      Prepaid Investments                                                    0         1,500          235
      Property, plant and equipment, net                                48,973        50,294        7,892
      Goodwill                                                          20,964        21,309        3,344
      License rights, net                                                1,400         1,176          185
      Other intangible fixed assets, net                                   145            32            5
                                                                     ---------     ---------    ---------

Total assets                                                           168,217       136,260       21,382
                                                                     =========     =========    =========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3728.
                             See accompanying Notes.

                                  EUROTRUST A/S

                 Unaudited Consolidated Condensed Balance Sheets
                                 (in thousands)

                                                                        December 31,
                                                                            2002                  September 30, 2003
                                                                        ------------        -----------------------------
                                                                             DKK                DKK                $
LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
     Short term borrowings                                                      809                268                 42
     Accounts payable                                                        21,038             20,652              3,241
     Accounts payable, related parties                                       12,833                  0                  0
     Accrued expenses                                                        34,310             22,534              3,536
     Deferred revenue                                                        20,274             31,263              4,906
     Lease obligations, current                                               4,328              2,918                458
     Income tax payable                                                       1,263                789                124
                                                                         ----------         ----------         ----------
Total current liabilities                                                    94,855             78,424             12,307

Long term liabilities:
     Deferred revenue, long term                                             15,423              5,703                895
     Lease obligations, long term                                             3,444              1,708                268
     Other liabilities, long term                                             2,287              2,291                359
     Minority interest in subsidiaries                                        7,966              8,538              1,340
                                                                         ----------         ----------         ----------
Total long term liabilities                                                  29,120             18,240              2,862

Shareholders' equity:
     Common shares - 2003: authorized 46,376,000, issued
     29,079,000, par value DKK 1.25, 2002: authorized 34,502,000,
     issued 27,205,000, par value DKK 1.25                                   34,006             36,349              5,704
     Additional paid-in capital                                             532,280            525,679             82,488
     Accumulated deficit                                                   (509,510)          (518,785)           (81,406)
     Other comprehensive loss                                                  (556)               398                 62
     Treasury stock, 1,263,100 and 559,512 common shares in 2002
      and 2003 respectively, at cost                                        (11,978)            (4,045)              (635)
                                                                         ----------         ----------         ----------
Total shareholders' equity                                                   44,242             39,596              6,213
                                                                         ----------         ----------         ----------

Total liabilities and shareholders' equity                                  168,217            136,260             21,382
                                                                         ==========         ==========         ==========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3728
                            See accompanying Notes.

                                  EUROTRUST A/S

            Unaudited Consolidated Condensed Statements of Operations
                      (in thousands, except per share data)

                                                            Nine months ended September 30,       Three months ended September 30,
                                                            2002         2003         2003          2002         2003         2003
                                                          --------     --------     --------     --------     --------     --------
                                                            DKK           DKK           $           DKK          DKK           $
Revenues                                                    93,943      123,044       19,308       34,903       40,131        6,297

Operating expenses:
    Cost of revenue                                         59,215       62,279        9,772       20,354       23,243        3,647
    Selling and marketing expenses                          34,160       34,648        5,437       12,262       10,033        1,574
    General and administrative expenses                     29,774       29,689        4,659       10,828        7,766        1,218
    Depreciation, amortization and write downs              22,294        5,901          926        7,583        1,892          297
                                                          --------     --------     --------     --------     --------     --------
    Total operating expenses                               145,443      132,517       20,794       51,027       42,934        6,736
                                                          --------     --------     --------     --------     --------     --------

Operating loss                                             (51,500)      (9,473)      (1,486)     (16,124)      (2,803)        (439)

    Interest income                                          1,546          117           18          506           52            8
    Interest expense                                          (688)      (1,566)        (246)        (238)        (157)         (25)
    Foreign exchange gain (loss), net                       (4,132)      (2,050)        (322)      (3,196)        (239)         (38)
    (Loss) gain from sales of business                        (650)          82           13            0           82           13
    Other (expenses) income, net                              (318)       4,112          645         (318)       4,112          645
                                                          --------     --------     --------     --------     --------     --------

(Loss) income before income taxes and minority
  interest                                                 (55,742)      (8,778)      (1,378)     (19,370)       1,047          164

    Income tax expense                                           0            0            0            0            0            0
    Minority interest in subsidiaries                          606         (497)         (78)        (100)        (258)         (40)
                                                          --------     --------     --------     --------     --------     --------

Net (loss) income                                          (55,136)      (9,275)      (1,456)     (19,470)         789          124
                                                          ========     ========     ========     ========     ========     ========

Net (loss) income per average common share, basic            (2.10)       (0.33)       (0.05)       (0.74)        0.03        0.004
                                                          ========     ========     ========     ========     ========     ========

Net (loss) income per average common share, diluted          (2.10)       (0.33)       (0.05)       (0.74)        0.03        0.004
                                                          ========     ========     ========     ========     ========     ========

Average common shares outstanding, basic                    26,232       27,840       27,840       26,232       28,652       28,652
                                                          ========     ========     ========     ========     ========     ========

Average common shares outstanding, diluted                  26,232       27,840       27,840       26,232       28,911       28,911
                                                          ========     ========     ========     ========     ========     ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3728.
                             See accompanying Notes.

                                  EUROTRUST A/S

       Unaudited Consolidated Condensed Statements of Shareholders' Equity
                                 (in thousands)

                                                                                                                 Notes
                                                          Additional                 Other com-                Receivable
                                               Common      Paid-In     Accumulated   prehensive   Treasury   from Sale of
                                               Shares      Capital       Deficit       Income       Stock       Shares       Total
                                               ------------------------------------------------------------------------------------
                                                DKK          DKK          DKK           DKK          DKK         DKK         DKK
Balance at December 31, 1999                   18,629      218,608      (87,163)        (350)           0        (86)       149,638

Issuance of 2,655 common shares to acquire
      new businesses                            3,319      107,945                                                          111,264
Issuance of 2,571 common shares for cash
      through exercise of stock options         3,213       80,728                                                           83,941
Issuance of 522 common shares for cash
      in private placement                        653        7,347                                                            8,000
Repayment of note receivables                                                                                       39           39
Currency translation adjustments                                                        (203)                                  (203)
Unrealized loss on investment securities                                                (337)                                  (337)
Net loss                                                               (146,704)                                           (146,704)
                                               ------------------------------------------------------------------------------------

Balance at December 31, 2000                   25,814      414,628     (233,867)        (890)           0        (47)       205,638

Issuance of 248 common shares to acquire
      new businesses                              310        3,652                                                            3,962
Issuance of 6,306 common shares for cash
      in private placement                      7,882      114,529                                                          122,411
Purchase of treasury stock                                                                         (7,150)                   (7,150)
Sale of treasury stock                                        (529)                                 1,694                     1,165
Currency translation adjustments                                                        (393)                                  (393)
Unrealized loss on investment securities                                                (217)                                  (217)
Repayment of notes receivable                                                                                     47             47
Net income                                                                7,705                                               7,705
                                               ------------------------------------------------------------------------------------

Balance at December 31, 2001                   34,006      532,280     (226,162)      (1,500)      (5,456)         0        333,168

Purchase of treasury stock                                                                         (6,522)                   (6,522)
Currency translation adjustments                                                         958                                    958
Unrealized loss on investment securities                                                 (14)                                   (14)
Net loss                                                               (283,348)                                           (283,348)
                                               ------------------------------------------------------------------------------------

Balance at December 31, 2002                   34,006      532,280     (509,510)        (556)     (11,978)         0         44,242

Issuance of 300 common shares for cash
      through exercise of stock options           375           30                                                              405
Issuance of 1,169 common shares for cash
      through exercise of stock options         1,462           61                                                            1,523
Issuance of 300 common shares for cash
      through exercise of stock options           506          153                                                              659
Sale of treasury stock                                      (6,845)                                 7,933                     1,088
Currency translation adjustments                                                         954                                    954
Net loss                                                                 (9,275)                                             (9,275)
                                               ------------------------------------------------------------------------------------

Balance at September 30, 2003                  36,349      525,679     (518,785)         398       (4,045)         0         39,596

                             See accompanying Notes.

                                  EUROTRUST A/S

            Unaudited Consolidated Condensed Statements of Cash Flows
                                 (in thousands)

                                                                       Nine months ended September 30,
                                                                     2002             2003             2003
                                                                  ----------       ----------       ----------
                                                                      DKK              DKK               $
Cash flows from operating activities:

Net income (loss) from operations                                    (55,136)          (9,275)          (1,426)
Adjustments to reconcile net income (loss) to
cash provided by (used in) operating activities:
       Depreciation, amortization and write down                      22,294            5,901              908
       (Gain)/loss on sale business                                        0              (82)             (13)
       (Gain)/loss on sale of fixed assets                                 0              116               18
       Minority interest                                                (475)             573               88
       Changes in operating assets and liabilities:
              Accounts receivable                                    (14,458)            (159)             (24)
              Accounts receivable, related parties                     3,084                0                0
              Broadcasting rights                                      2,288            2,853              438
              Inventories and other assets                              (726)             830              128
              Income tax payable                                           0             (474)             (73)
              Other receivables                                       (1,259)           6,413              986
              Accounts payable                                         1,074             (386)             (59)
              Accounts payable, related parties                       (1,960)         (12,833)          (1,974)
              Accrued expenses                                       (17,788)          (7,260)          (1,117)
              Deferred revenue                                        19,057            1,269              195
                                                                  ----------       ----------       ----------
       Cash used in operating activities:                            (44,005)         (12,514)          (1,925)
                                                                  ----------       ----------       ----------

Cash flows from investing activities:

       Proceeds from sales of short-term investments                  (2,285)             217               33
       Prepaid Investments                                                 0           (1,500)            (231)
       Proceeds from sale of business, net of cash                         0               82               13
       Purchase of fixed assets                                      (36,712)          (8,376)          (1,288)
       Proceeds from sales of fixed assets                                 0              912              140
                                                                  ----------       ----------       ----------
       Cash provided by (used in) investing activities:              (38,997)          (8,665)          (1,333)
                                                                  ----------       ----------       ----------

Cash flows from financing activities:

       Net change in short-term borrowings                             1,640             (541)             (83)
       Sales (purchase) of treasury stock                                  0            1,088              167
       Leasing commitments                                                 0           (3,146)            (484)
       Net change in restricted cash                                  39,495              193               30
       Other                                                               0           (4,512)            (694)
       Proceeds from issuance of common shares and warrants                0            2,587              398
                                                                  ----------       ----------       ----------
       Cash provided by (used in) financing activities:               41,135           (4,331)            (666)
                                                                  ----------       ----------       ----------

Effect of exchange rate changes on cash and cash equivalents             380              954              147
                                                                  ----------       ----------       ----------
Net increase (decrease) in cash and cash equivalents                 (41,487)         (24,556)          (3,777)
Cash and cash equivalents, beginning of period                        94,051           37,672            5,795
                                                                  ----------       ----------       ----------
Cash and cash equivalents, end of period                              52,564           13,116            2,018
                                                                  ==========       ==========       ==========
Cash received for interest                                             1,546              117               18
                                                                  ==========       ==========       ==========
Cash paid for interest                                                  (688)          (1,566)            (246)
                                                                  ==========       ==========       ==========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3728.
                             See accompanying Notes.

                                  EUROTRUST A/S
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for the fiscal year. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002, as set forth in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on September 12, 2003.

      In preparing financial statements that conform with United States generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies

Description of Business

      In December 2001, we changed our name to EuroTrust A/S (from euro909.com A/S and earlier Telepartner A/S).

      We are engaged in Internet services and broadcasting activities.

      We provide an array of trusted Internet security products and services, including secure communications, secure servers, on-site solutions, virus detection, security penetration testing, digital video surveillance, and secure remote backup services to website owners, commercial enterprises and electronic commerce service providers in Scandinavia and other European countries.

      Until 2002, our business operated in three distinct areas: Internet products and services; broadcasting; and print and online media. In 2001 we made the strategic decision to focus primarily on providing trusted Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected European markets. As a result, we sold our domain name registration business to VeriSign in July 2001, and we sold the remaining assets of our historical telecommunications business and our print and online media properties in December 2001. Also, in the fourth quarter of 2001, we consolidated all of our television programming into a single television channel, dk4.

Reporting currency

      The functional currency of EuroTrust A/S ("the Company") and its subsidiaries is the local currency of the country in which they conduct their business. Balance sheet accounts are translated into DKK at the period-end exchange rate and items in the statement of operations are translated at the

                                  EUROTRUST A/S
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

average exchange rate. Resulting translation adjustments are charged or credited to a separate component of shareholders' equity. Translation adjustments arising from inter company financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the functional currency. Gains and losses from these transactions are included in the income statement.

Information expressed in US dollars

      The consolidated financial statements are stated in Danish kroner ("DKK"), the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 6.3728 DKK to one US Dollar, the approximate exchange rate at September 30, 2003. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

Basis of presentation and principles of consolidation

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. The Company's investments representing a 20% to 50% interest are accounted for by the equity method of accounting.

Risks and uncertainties

      The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as the allowance for uncollectible accounts, inventory obsolescence, amortization, asset valuations, impairment assessments, taxes and contingencies.

Earnings per share

      Basic net (loss) income per share is computed by dividing net (loss) income (numerator) by the weighted-average number of shares of common stock outstanding during the period (denominator). Diluted net (loss) income per share gives effect to stock options considered to be potential common shares, if dilutive. Potential common shares consist of shares issuable upon the exercise of stock options computed using the treasury stock method.

Revenue recognition

      The Company derives revenues from three primary categories: (i) internet services, which include managed public key infrastructure services and digital certificate services, hosting, virus surveillance and detection services, and remote data backup services; (ii) broadcasting, which includes cable and digital television subscriber income and program production income; and (iii) until July 31, 2001, domain name registration services. The revenue recognition policy for each of these categories is as follows:

Internet services

                                  EUROTRUST A/S
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      The Company recognizes revenues from issuances of digital certificates and managed PKI services, virus surveillance and detection services, and remote data backup, when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectibility is reasonably assured.

      In software arrangements involving multiple elements, as required by SOP 97-2, the Company allocates and defers revenue for the undelivered elements based on vendor-specific objective evidence, or VSOE, of the fair value of the undelivered elements, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. If VSOE does not exist for undelivered elements such as maintenance services, then the entire arrangement fee is recognized over the performance period.

      Revenues from the sale of digital certificates and managed PKI services, which include bundled maintenance services which are not sold separately, are deferred and recognized ratably over the period that such contracted services are provided, usually 12 to 24 months.

      Revenues from virus surveillance and detection services, which include bundled maintenance services which are not sold separately, are deferred and recognized rateably over the period that the service is provided, usually 3 to 36 months.

      Revenues from hosting and remote data backup services are deferred and recognized rateably over the period that the service is provided, usually 3 to 12 months.

      The Company's consulting and installation services are not essential to the functionality of the software. The Company's software products are fully functional upon delivery and do not require any significant modification or alteration. Revenues from consulting and installation services, which are provided on a time and materials basis, are recognized as the service is performed.

Broadcasting

      The Company recognizes cable and digital television revenue on an accruals basis in accordance with the terms of the contracts entered into with cable and digital television providers, which are based on the number of subscribers for the Company's television channel. Revenue and costs associated with program production are recognized when programs are completed and delivered to the broadcaster.

Domain name registration

      The Company sold its domain name registration business in 2001.

      Effective October 1, 2000, the Company changed its method of accounting for recognition of domain name registration revenue in accordance with Staff Accounting Bulletin No.101, Revenue Recognition in Financial Statements. Previously, the Company recognized revenue from initial registration of domain names when the registration process was complete and annual service fees (registration renewal fees) were recognized when invoiced to the customer. Upon completion of the initial registration, the only continuing obligation to the Company was to provide the customer access through one of its servers, resulting in no incremental cost to the Company, to the domain name registry for purposes of maintaining the customer's domain name registration. Under the new method of accounting, which was adopted retroactively to January 1, 2000, the Company recognized

                                  EUROTRUST A/S
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

revenues over the period the customer is provided access to the registry through its servers. The effect of this change on the year ended December 31, 2000, was an increase in the loss before cumulative effect of the accounting change of DKK
16.5 million (DKK 0.97 per share). During 2000, the Company recognized DKK 27.6 million of revenue and DKK 7.3 million of cost of revenue that was included in the cumulative effect adjustment, which decreased the loss for the year by DKK
20.3 million or DKK 1.20 per share.

Income taxes

      We use the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

Cash and cash equivalents

      Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

Restricted cash

      Restricted cash as of September 30, 2003 include an escrow account in respect of the remaining consideration for our domain name registration business that was sold in June 2001 amounting to DKK 1,793.

Investment securities

      Investments in public companies are classified as "available-for-sale" and are included in investment securities in the consolidated financial statements. These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any security has experienced an other-than-temporary decline in its fair value. We consider the invested company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations.

Long-Term investments

      Investments in non-public companies are included in long-term investments in the consolidated balance sheet and are accounted for under the cost method. For these non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-

                                  EUROTRUST A/S
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

temporary decline in the fair value of a non-public equity security, we write-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

Allowance for doubtful accounts

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above.

Broadcasting rights

      Broadcasting rights, which comprise acquired rights to broadcast television programs on the Company's television stations, and the related liabilities are recorded at their gross value when the license period begins and the programs are available for use. These rights are expensed when the program is aired. Program rights are classified as current or non-current based on anticipated usage in the following year.

Inventories

      Inventories are stated at the lower of cost or market with cost determined on the basis of the first in, first out method. In order to evaluate the realizable value of such assets the company investigates the available market for these products and expected sales price.

Property, plant and equipment

      Buildings, technical equipment, furniture and fixtures, cars and leasehold improvements are carried at cost less depreciation. Assets held under capital leases are stated at the present value of minimum lease payments. Land is carried at cost and is not depreciated.

      Buildings are depreciated on a straight-line basis over 50 years. Technical equipment, furniture and fixtures and cars are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is 10 years or the non-cancelable term of the lease.

Goodwill and other intangible assets

      Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses acquired. We fully adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Impairment losses arising from this impairment test are included in operating expenses. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

                                  EUROTRUST A/S
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

      A two-step evaluation to assess goodwill for impairment is required. First, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill and other intangible assets are not impaired and proceeding to the second step is not required. If the carrying value of any reporting unit exceeds its fair value, then the implied fair value of the reporting unit's goodwill and other intangible assets must be determined and compared to the carrying value of its goodwill and other intangible assets (the second step). If the carrying value of a reporting unit's goodwill and other intangible assets exceeds its implied fair value, then an impairment charge equal to the difference is recorded.

      Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 5 to 10 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis not exceeding 5 years. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds.

Impairment of Long-Lived Assets

      In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

      Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

      Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

                                  EUROTRUST A/S
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Stock Options

      At September 30, 2003, we have a number of stock-based employee compensation plans, under which options are outstanding. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB No. 25" issued in March 2000, to account for our fixed plan stock options.

      Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123.

Concentration of credit risk

      Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia.

Pensions and other post-retirement and post-employment benefits

      The Company contributes to insurance companies for the benefit of pension agreements between employees and insurance companies. The Company's contributions are expensed as incurred. The Company has no liabilities related to pensions.

      Other than the pension benefits described above, the Company does not provide its employees with post-retirement and post-employment benefits.

Reclassifications

      Certain prior years balances have been reclassified to conform to the current years presentation.

      These changes do not impact net income, net assets or net increase in cash and cash equivalents.

Business Acquisitions

      All acquisitions have been accounted for under the purchase method of accounting. The results of operations of the acquired businesses are included in the financial statements from the dates of the respective acquisitions. Goodwill amounts recorded for the acquisitions are being treated according to SFAS No. 142.

                                  EUROTRUST A/S
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

Segment Reporting

      The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be Aldo Pedersen, EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment and the Broadcast media business segment. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has two reportable segments under SFAS 131
(i) Internet services and (ii) Broadcast media.

      The Chief Operating Decision-maker evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. It is the Company's policy that trade between the segments is entered into on an arms-length basis.

      Reportable segment information for each of the periods ended September 30, 2002 and 2003 is presented in the following table:

                                  EUROTRUST A/S
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DKK and US$ amounts in thousands, except per share amounts and where otherwise indicated)

                                                       Nine months ended September 30,          Three months ended September 30,
                                                      2002          2003          2003          2002          2003          2003
                                                    --------      --------      --------      --------      --------      --------
                                                       DKK            DKK            $           DKK           DKK             $
Internet services:
Net revenue                                           42,768        59,509         9,338        17,111        18,367         2,882
Operating expenses:
       Cost of sales                                  32,223        24,655         3,868        11,634         9,988         1,567
       Selling and marketing expenses                 27,895        26,974         4,233        10,260         7,476         1,173
       General and administrative expenses            21,426        19,725         3,095         8,176         4,844           760
       Depreciation and amortization                  16,573         3,043           477         5,669           919           144
                                                    --------      --------      --------      --------      --------      --------
       Total operating expenses                       98,117        74,397        11,673        35,739        23,227         3,644
                                                    --------      --------      --------      --------      --------      --------
Operating loss                                       (55,349)      (14,888)       (2,335)      (18,628)       (4,860)         (762)
                                                    --------      --------      --------      --------      --------      --------

Broadcasting:
Net revenue                                           51,175        63,535         9,970        17,792        21,764         3,415
Operating expenses:
       Cost of sales                                  26,992        37,624         5,904         8,720        13,255         2,080
       Selling and marketing expenses                  6,265         7,674         1,204         2,002         2,557           401
       General and administrative expenses             8,348         9,964         1,564         2,652         2,922           458
       Depreciation and amortization                   5,721         2,858           449         1,914           973           153
                                                    --------      --------      --------      --------      --------      --------
       Total operating expenses                       47,326        58,120         9,121        15,288        19,707         3,092
                                                    --------      --------      --------      --------      --------      --------
Operating income (loss)                                3,849         5,415           849         2,504         2,057           323
                                                    --------      --------      --------      --------      --------      --------

Consolidated
Net revenue                                           93,943       123,044        19,308        34,903        40,131         6,297
Operating expenses:
       Cost of sales                                  59,215        62,279         9,772        20,354        23,243         3,647
       Selling and marketing expenses                 34,160        34,648         5,437        12,262        10,033         1,574
       General and administrative expenses            29,774        29,689         4,659        10,828         7,766         1,218
       Depreciation and amortization                  22,294         5,901           926         7,583         1,892           297
                                                    --------      --------      --------      --------      --------      --------
       Total operating expenses                      145,443       132,517        20,794        51,027        42,934         6,736
                                                    --------      --------      --------      --------      --------      --------
Operating income (loss)                              (51,500)       (9,473)       (1,486)      (16,124)       (2,803)         (439)
                                                    ========      ========      ========      ========      ========      ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.3728.
                             See accompanying Notes.

           ONE-FOR-SIX RATIO CHANGE OF OUR AMERICAN DEPOSITARY SHARES

      On August 29, 2002, we implemented a one for six reverse ratio change in the number of ordinary shares represented by each ADS such that each new ADS issued subsequent to the ratio change will represent six ordinary shares (prior the ratio change, each ADS represented one ordinary share). Holders of our ADSs prior to the ratio change, each of which represents one ordinary share ("Old ADSs"), exchanged their Old ADSs for new ADSs, each of which represents six ordinary shares ("New ADSs"). This ratio change did not effect our capitalization.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We are a provider of trusted Internet infrastructure products and services and e-commerce solutions to website owners, commercial enterprises, electronic commerce service providers and individuals in Scandinavia and other west European markets. Governments and other public institutions (i.e. Public Universities and Schools) in Europe, generally, are in the process of adopting the usage of trusted digital services to secure their activities over the Internet. As a result of our affiliation with VeriSign, the global leader in trusted Internet infrastructure products and services, and other acquisitions made over the last few years, we believe that we are poised to take advantage of this growth opportunity.

      Until December 2001, our business operated in three distinct areas:
Internet products and services; broadcasting; and print and online media. In early 2001 we made the strategic decision to focus primarily on providing trusted Internet infrastructure products and services and e-commerce solutions in Scandinavia and selected west European markets. To that end, in 2001, we sold our domain name registration, historical telecommunications (all the remaining assets) and our print and online media businesses, and consolidated our television programming business.

      We believe that our products and services, together with our reputation as a customer-service oriented company, provide us with competitive advantages. However, we cannot assure you that we will successfully implement our business strategy.

Critical accounting policies

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires Management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies. See "Summary of Significant Accounting Policies" beginning on page 8 in the notes to the financial statements for more information about these critical accounting policies, as well as descriptions of other significant accounting policies.

      Allowance for doubtful accounts

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. We also monitor our accounts receivable for any build up of concentration to any one customer, industry or geographic region. To date our receivables have not had any particular concentrations that, if not collected, would have a significant impact on our operating income. We require all acquired companies to adopt our credit policies. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.

      Long-term investments

      We invest in securities of companies for business and strategic purposes. These investments are in the form of equity securities of private companies for which there is no public market. These companies are typically in the early stage of development and are expected to incur substantial losses in the near-term. Therefore, we may never realize any return on these investments. Further, if these companies are not successful, we could incur charges related to write-downs or write-offs of these investments.

      We review, the assumptions underlying the operating performance of these privately held companies on an annual basis. This information may be more limited, may not be as timely and may be less accurate than information available from publicly traded companies. If we determine that an other-than-temporary decline in fair value of the investment exists, we write-down the investment to its fair value and record the related write-down as an investment loss in our consolidated statement of operations.

      Valuation of long-lived assets

      Our long-lived assets totaled DKK 51.5 million, as of September 30, 2003, which consist primarily of rights, other intangible assets and property and equipment subject to amortization and depreciation. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to:

      o     a significant decrease in the market price of a long-lived asset;

      o a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

      o a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset;

      o a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and

      o a current expectation that it is probable that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

      An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value, which is usually based on future estimated discounted cash flows. Significant judgment is required in the forecasting of future operating results, which are used in the preparation of projected cash flows. If we made different judgments or utilized different estimates, material differences may result in write-downs of net long-lived and intangible assets, which would be reflected by charges to our operating results for any period presented.

      Goodwill

      We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards
(SFAS) No. 142, Goodwill and Other Intangible Assets, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair values of our reporting units. If we determine the fair values of a reporting unit is less than the carrying amount recorded on our Consolidated Balance Sheet, we must measure any impairment loss. The measurement of the impairment loss involves comparing the fair value of the reporting unit with the fair values of the recognized and unrecognized assets and liabilities to arrive at an implied fair value of goodwill, which is then compared to the book value of the goodwill of the reporting unit. At September 30, 2003, we had DKK 21.3 million of goodwill recorded on our Consolidated Balance Sheet. The entire goodwill was recorded in our Broadcasting media segment.

      We performed impairment assessments of goodwill in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated discount rate for the specific reporting units. Differences in assumptions used in projecting future operating cash flows and estimated discount rate could have a significant impact on the determination of impairment amounts.

      In estimating future cash flows we use our internal budgets. Our budgets are based on recent sales data for existing products and expected growth rates for the Internet security services and framework agreements entered into with customers in the broadcasting segment. These budgets are based on current royalty percentages, expected staffing levels and expected inflation.

      Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

      Inventories

      Inventories are stated at the lower of cost or market with cost determined on the basis of the first in, first out method.

Common European Currency

      The Treaty on European Economic and Monetary Union, or EU, provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. This was effective on January 1, 2002. The Euro was introduced and foreign exchange operations in the Euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified to participate, and elected to participate in the Euro. Denmark, Sweden and the United Kingdom elected not to participate in the Euro. Norway is not currently a member state of the EU. Finland, Austria and Italy qualified and elected to participate. The change to the Euro has not had a significant financial effect of us.

Unaudited Consolidated Results

Three Months Ended September 30, 2003 Compared With Three Months Ended September 30, 2002

      Revenue for the three months ended September 30, 2003 was DKK 40.1 million, an increase of DKK 5.2 million, or 15.0%, compared to revenues of DKK
34.9 million for the three months ended September 30, 2002. The table below compares revenues for the relevant periods on a segment-by-segment basis.

                                      Net Revenue                     Percentage
                                                          Increase     Increase
                                  2003         2002      (Decrease)   (Decrease)
                                --------     --------    ----------   ----------
                                             (in thousands of DKK)
Internet services                 18,367       17,111        1,256          7.3%
Broadcast media                   21,764       17,792        3,972         22.3%
                                --------     --------     --------     --------
Total                             40,131       34,903        5,228         15.0%

      The increase in revenue in our Internet services segment reflects the fact that we are realizing increased revenues from the services we provide under our International Affiliate Agreement with VeriSign. The revenue attributable to that agreement increased by more than 60% for the three months ended September 30, 2003 compared to the three months ended September 30, 2002. The increase in revenue in our broadcast media segment for the three months ended September 30, 2003 reflects an increase in the number of subscribers to dk4 and in the growth in the production of programs for broadcasting.

      Total operating expenses for the three months ended September 30, 2003 were DKK 42.9 million, a decrease of DKK 8.1 million, or 15.9%, compared to total operating expenses of DKK 51.0 million for the three months ended September 30, 2002. Total operating expenses include cost of revenue, selling and marketing expenses, general and administrative expenses and depreciation, amortization, write-down and impairment. For the three months ended September 30, 2003 compared to the same period in 2002, the percentage of total revenues represented by each of the following expenses are as follows: (i) Cost of revenue was 57.9 % compared to 58.3 %; (ii) Selling and marketing expenses was 25.0% compared to 35.1%; (iii) General and administrative expenses was 19.4% compared to 31.0% ; and (iv) Depreciation, amortization, write-down and impairment expenses was 4.7% compared to 21.7%. The tables below shows our operating expenses by category on a segment-by-segment basis.

                                      Cost of Revenue                     Percentage
                                                            Increase       Increase
                                    2003         2002      (Decrease)     (Decrease)
                                  --------     --------    ----------     ----------
                                                (in thousands of DKK)
Internet services                    9,988       11,634       (1,646)        (14.1%)
Broadcast media                     13,255        8,720        4,535          52.0%
                                  --------     --------     --------      --------
Total                               23,243       20,354        2,889          14.2%

                                    Sales and Marketing                  Percentage
                                                            Increase      Increase
                                    2003         2002      (Decrease)    (Decrease)
                                  --------     --------    ----------    ----------
                                                (in thousands of DKK)
Internet services                    7,476       10,260       (2,784)        (27.1%)
Broadcast media                      2,557        2,002          555          27.7%
                                  --------     --------     --------      --------
Total                               10,033       12,262       (2,229)        (18.2%)

                                          General /
                                      Administration                      Percentage
                                                            Increase       Increase
                                    2003         2002      (Decrease)     (Decrease)
                                  --------     --------    ----------     ----------
                                               (in thousands of DKK)
Internet services                    4,844        8,176       (3,332)        (40.8%)
Broadcast media                      2,922        2,652          270          10.2%
                                  --------     --------     --------      --------
Total                                7,766       10,828       (3,062)        (28.3%)

                                      Depreciation,
                                      amortization,
                                       write downs                        Percentage
                                      and impairment       Increase        Increase
                                    2003         2002      (Decrease)     (Decrease)
                                  --------     --------    ----------     ----------
                                                (in thousands of DKK)
Internet services                      919        5,669       (4,750)        (83.8%)
Broadcast media                        973        1,914         (941)        (49.2%)
                                  --------     --------     --------      --------
Total                                1,892        7,583       (5,691)        (75.0%)

      With respect to our Internet services segment, cost of revenue decreased by DKK 1.6 million to DKK 10.0 million which is primarily attributable to a change in the product mix and lower product costs for the three months ended September 30, 2003 compared to the same period in 2002. For the three months ended September 30, 2003 compared to the same period in 2002, the percentage of segment revenue represented by each of the following expenses are as follows:
(i) Cost of revenue was 54.4 % of compared to 68.0 %; (ii) Selling and marketing expenses was 40.7% compared to 60.0%; (iii) General and administrative expenses was 26.4% compared to

47.8%; and (iv) Depreciation, amortization and write-down and impairment expenses was 5.0% compared to 33.1%. The decrease in Selling and marketing expenses and General and administrative reflects our continuing focusing on costs savings. The decrease in depreciation, amortization, write-down and impairment expenses primarily reflect a write down of assets in 2002 to reflect the fair market which was not necessary during the three months ended September 30, 2003.

      In the case of our broadcast media segment, for the three months ended September 30, 2003 compared to the same period in 2002, the percentage of segment revenue represented by each of the following expenses are as follows:
(i) Cost of revenue was 60.9 % compared to 49.0%. The increase in the cost of revenue for the three months ended September 30, 2003 reflects the increased cost associated with the start-up costs incurred in our production of programs for broadcasting abroad; (ii) Selling and marketing expenses was 11.7% compared to 11.3%; (iii) General and administrative expenses was 13.4% compared to 14.9%; and (iv) Depreciation, amortization and write-down and impairment expenses was 4.5% compared to 10.8%.

      For the three months ended September 30, 2003, the gross profit for our Internet services segment increased to DKK 8.4 million, or 45.6% of segment revenues compared to DKK 5.5 million, or 32.0% of segment revenues for the same period in 2002. This increase is primarily attributable to the increase in sales of trusted Internet infrastructure services. In the case of our broadcast media segment, for the three months ended September 30, 2003 the gross profit decreased to DKK 8.5 million, or 39.1% of segment revenues compared to DKK 9.1 million, or 51.0% of segment revenues for the same period in 2002. The decrease in the gross margin is primarily attributable to the fact that a higher part of the revenue now is related to our production of programs, which historically has a lower gross margin and the expenses associated with the production of new programs for broadcasting.

                                Gross profit                      Percentage
                                                     Increase      Increase
                             2003         2002      (Decrease)    (Decrease)
                           --------     --------    ----------    ----------
                                          (in thousands of DKK)
Internet services             8,379        5,477        2,902          53.0%
Broadcast media               8,509        9,072         (563)         (6.2%)
                           --------     --------     --------      --------
Total                        16,888       14,549        2,339          16.1%

      We reduced our operating loss by DKK 13.3 million for the three months ended September 30, 2003 to DKK 2.8 million compared to a loss of DKK 16.1 million for the same period in the prior year. This improvement is partly due to the increase in revenue of trusted Internet infrastructure services and to our continuing focusing on costs savings. In our Internet services segment we reduced our operating loss by DKK 13.7 million to DKK 4.9 million for the three months ended September 30, 2003 compared to a loss of DKK 18.6 million for the same period in the prior year. In our broadcast media segment our operating income decreased by DKK 0.4 million to DKK 2.1 million for the three months ended September 30, 2003 compared to an operating income of DKK 2.5 million for the same period in the prior year.

      Nine Months Ended September 30, 2003 Compared With Nine Months Ended September 30, 2002

      Revenue for the nine months ended September 30, 2003 were DKK 123.0 million, an increase of DKK 29.1 million, or 31.0%, compared to revenue of DKK
93.9 million for the nine months ended September 30, 2002. The table below compares revenues for the relevant periods on a segment-by-segment basis.

                                 Net Revenue                      Percentage
                                                     Increase      Increase
                             2003          2002     (Decrease)    (Decrease)
                           --------     --------    ----------    ----------
                                        (in thousands of DKK)
Internet services            59,509       42,768       16,741          39.1%
Broadcast media              63,535       51,175       12,360          24.2%
                           --------     --------     --------      --------
Total                       123,044       93,943       29,101          31.0%

      Both, the Internet services segment and the broadcast media segment showed an increase in revenues. The increase in revenues in our Internet services segment reflects the fact that we are realizing increased revenues from the services we provide under our International Affiliate Agreement with VeriSign. The revenue under our International Affiliate Agreement with VeriSign has increased by more than 110% for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. The increase in revenues in our broadcast media segment for the nine months ended September 30, 2003 reflects an increase in the number of subscribers to dk4 and in the growth in production of programs.

      Total operating expenses for the nine months ended September 30, 2003 were DKK 132.5 million, a decrease of DKK 12.9 million from total operating expenses of DKK 145.4 million for the nine months ended September 30, 2002. Total operating expenses include cost of revenue, selling and marketing expenses, general and administrative expenses and depreciation, amortization, write-down and impairment expenses. For the nine months ended September 30, 2003 compared to the same period in 2002, the percentage of total revenues represented by each of the following expenses are as follows: (i) Cost of revenue was 50.6% compared to 63.0%; (ii) Selling and marketing expenses was 28.2% compared to 36.4%; (iii) General and administrative expenses was 24.1% compared to 31.7%; and (iv) Depreciation, amortization and write-down and impairment expenses was 4.8% compared to 23.7%. The table below shows our operating expenses by category on a segment-by-segment basis.

      For the nine months ended September 30, 2003 we realized a reduction of DKK 10 million in our cost of revenue as a result of an amendment to the Affiliate Agreement with VeriSign in February 2003, which reduced the accrued royalties and annual fees of approximately DKK 12.8 million payable to VeriSign as of December 31, 2002 to approximately DKK 2.8 million in the first quarter of 2003.

                                 Cost of Revenue                   Percentage
                                                      Increase      Increase
                              2003         2002      (Decrease)    (Decrease)
                            --------     --------    ----------    ----------
                                          (in thousands of DKK)
Internet services             24,655       32,223       (7,568)        (23.5%)
Broadcast media               37,624       26,992       10,632          39.4%
                            --------     --------     --------      --------
Total                         62,279       59,215        3,064           5.2%

                             Sales and Marketing                   Percentage
                                                      Increase      Increase
                              2003         2002      (Decrease)    (Decrease)
                            --------     --------    ----------    ----------
                                          (in thousands of DKK)
Internet services             26,974       27,895         (921)         (3.3%)
Broadcast media                7,674        6,265        1,409          22.5%
                            --------     --------     --------      --------
Total                         34,648       34,160          488           1.4%

                                    General /
                                Administration                     Percentage
                                                      Increase      Increase
                              2003         2002      (Decrease)    (Decrease)
                            --------     --------    ----------    ----------
                                          (in thousands of DKK)
Internet services             19,725       21,426       (1,701)         (7.9%)
Broadcast media                9,964        8,348        1,616          19.4%
                            --------     --------     --------      --------
Total                         29,689       29,774          (85)         (0.3%)

                                Depreciation,
                                amortization
                                 write downs                       Percentage
                                and impairment        Increase      Increase
                              2003         2002      (Decrease)    (Decrease)
                            --------     --------    ----------    ----------
                                          (in thousands of DKK)
Internet services              3,043       16,573      (13,530)        (81.6%)
Broadcast media                2,858        5,721       (2,863)        (50.0%)
                            --------     --------     --------      --------
Total                          5,901       22,294      (16,393)        (73.5%)

      With respect to our Internet services segment, cost of revenue decreased by DKK 7.6 million to DKK 24.7 million which is primarily attributable to an amendment to the Affiliate Agreement with VeriSign in February 2003, which reduced the accrued royalties and annual fees payable to VeriSign as of December 31, 2002 from DKK 12.8 million to DKK 2.8 million. For the nine months ended September 30, 2003 compared to the same period in 2002, the percentage of segment revenue represented by each of the following expenses are as follows:
(i) Cost of revenue was 41.4 % compared to 75.3 %; (ii) Selling and marketing expenses was 45.3% compared to 65.2%; (iii) General and administrative expenses was 33.1% compared to 50.1%; and (iv) Depreciation, amortization and write-down and impairment expenses was 5.1% compared to 38.8%. The decrease in Selling and marketing expenses and General and administrative reflects our continuing focusing on costs savings. The decrease in depreciation, amortization, write-down and impairment expenses primarily reflect a write down of assets in 2002 to reflect the fair market which was not necessary during the nine months ended September 30, 2003.

      In the case of our broadcast media segment, for the nine months ended September 30, 2003 compared to the same period in 2002, the percentage of segment revenues represented by each of the following expenses are as follows:
(i) Cost of revenue was 59.2 % compared to 52.7%. The increased cost of revenue for the nine months ended September 30, 2003 reflects the increased cost associated with the fact that a higher part of the revenue now is related to our production of programs. Furthermore we have start-up costs relating to our production of programs abroad; (ii) Selling and marketing expenses was 12.1% compared to 12.2%; (iii) General and administrative expenses was 15.7% compared to 16.3%; and (iv) Depreciation, amortization and write-down and impairment expenses was 4.5% compared to 11.2%.

      For the nine months ended September 30, 2003, the gross profit for our Internet services segment increased to DKK 34.9 million, or 58.6% of segment revenue compared to DKK 10.5 million, or 24.7% of segment revenue for the same period in 2002. This increase is primarily attributable to the fact that we began realizing more significant revenues from the services we provide under our International Affiliate Agreement with VeriSign and an amendment to the Affiliate Agreement with VeriSign in February 2003, which reduced the accrued royalties and annual fees payable to VeriSign as of December 31, 2002 from DKK
12.8 million to DKK 2.8 million. In the case of our broadcast media segment, for the nine months ended September 30, 2003 the gross profit increased to DKK 25.9 million, or 40.8% of segment revenue compared to DKK 24.2 million, or 47.3 % of segment revenue for the same period in 2002. This increase of DKK 1.7 million or 7.1% is attributable to the increased in revenues resulting from the increase in the number of subscribers to dk4 and in the increase in the production of programs for broadcasting.

                                   Gross profit                       Percentage
                                                        Increase       Increase
                                2003         2002      (Decrease)     (Decrease)
                              --------     --------     --------      ----------
                                           (in thousands of DKK)
Internet services               34,854       10,545       24,309         230.5%
Broadcast media                 25,911       24,183        1,728           7.1%
                              --------     --------     --------      --------
Total                           60,765       34,728       26,037          75.0%

      We reduced our operating loss by DKK 42.0 million to DKK 9.5 million for the nine months ended September 30, 2003 compared to a loss of DKK 51.5 million for the same period ended September 30, 2002. This improvement is partly due to the increase in sales of trusted Internet infrastructure services, to the continuing positive development of our television programming segment and to the amendment to the Affiliate Agreement with VeriSign in February 2003, which reduced the accrued royalties and annual fees payable to VeriSign as of December 31, 2002 from DKK 12.8 million to DKK 2.8 million. In our Internet services segment we reduced our operating loss by DKK 40.4 million to DKK 14.9 million for the nine months ended September 30, 2003 compared to a loss of DKK 55.3 million for the same period in the prior year. In our broadcast media segment our operating income increased by DKK 1.6 million to a profit of DKK 5.4 million for the nine months ended September 30, 2003 compared to an operating profit of DKK 3.8 million for the same period in the prior year.

      Our net loss decreased by DKK 45.8 million to DKK 9.3 million for the nine months ended September 30, 2003 compared a net loss of DKK 55.1 million for the nine months ended September 30, 2002. This improvement is partly due to the increase in sales of trusted Internet infrastructure services and to the continuing positive development of our television programming.

Liquidity and Capital Resources

      Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At September 30, 2003, cash balances (DKK 13.1 million) and restricted cash (DKK 1.8 million) totaled DKK 14.9 million compared to cash balances (DKK 37.7 million) and restricted cash (DKK 2.0 million) totaling DKK 39.7 million at December 31, 2002. At September 30, 2003 the ratio of current assets to current liabilities was 0.72 to 1. Our current assets primarily reflect our cash, accounts receivables and prepaid expenses and deposits.

      At September 30, 2003, we had secured lines of credit from banks totaling DKK 2.0 million, from which we have drawn DKK 0.3 million. Interest is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of September 30, 2003 was 7.25%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes.

      For the nine months ended September 30, 2003, cash used in operations was DKK 12.5 million compared to DKK 44.0 million for the nine months ended September 30, 2002, a decrease of DKK 31.5 million. The decrease is primarily due to better results of operations for the nine months ended September 30, 2003.

      For the nine months ended September 30, 2003, cash used in investing activities was DKK 8.7 million compared to cash used in investing activities of DKK 39.0 million for the nine months ended September 30, 2002, a decrease of DKK
30.3 million. The decrease is primarily attributable to a reduction in purchase of fixed assets for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

      For the nine months ended September 30, 2003, cash used in financing activities was DKK 4.3 million compared to cash provided by financing activities of DKK 41.2 million for the nine months ended September 30, 2002, a decrease of DKK 45.5 million. The decrease is primarily due to our purchase of the remaining 15% interest in EuroTrust NetVaulting A/S not owned by us and to a reduction in cash provided by change in restricted cash..

      Our capital expenditures for the nine months ended September 30, 2003 were DKK 8.4 million. These expenditures primarily relate to purchase of equipment.

      For the first nine months of 2003 we have continued to experience net cash outflows from our operations. If this trend continues we will be required to raise additional cash to fund both our operations and any capital expenditures. In addition to the line of credit described above we believe we could raise additional funds (i) from borrowing against (or selling) our building in Soeborg, Denmark which we own free of any mortgages and (ii) from the private placement of our ordinary shares to an investor, who has agreed to invest up to DKK 15 million to purchase our ordinary shares, at our option, through May 28, 2004.

      We believe that our cash on hand and the positive trend of our operating cash flow together with borrowings currently available and other potential sources of funds will be sufficient to fund our anticipated working capital needs and capital spending requirements in the foreseeable future. However, if we were to incur any unanticipated expenditures or the positive trend of our operating cash flow does not continue it could put a substantial burden on our cash resources.

                                  RISK FACTORS

      Our future operating results are highly uncertain and may be influenced by a variety of factors including those discussed below and elsewhere in this report. In addition to other information in this Form 6-K, the following risk factors should be carefully considered in evaluating our business and us because these factors currently have a significant impact or may have a significant impact on our business, operating results or financial condition. Actual results could differ materially from those projected in the forward-looking statements contained in this Form 6-K as a result of the risk factors discussed below and elsewhere in this Form 6-K.

We have a significant accumulated loss and the likelihood of future profitability is uncertain. Continuing losses may exhaust our capital resources and force us to terminate operations.

      We incurred a net loss in each of the years ended December 31, 1998, 1999, and 2000 and we incurred an operating loss in each of those years and for the year ended December 31, 2001. For the year ended December 31, 2002 we had a net loss of DKK 283.3 million (approximately $44.5 million) and an operating loss of DKK 245.7 million (approximately $38.6 million). As of December 31, 2002, we had an accumulated deficit of DKK 509.5 million (approximately $79.9 million). For the nine months ended September 30, 2003 we had a net loss of DKK 9.3 million (approximately $1.5 million). We anticipate that our revenues will increase as we develop and expand our trusted Internet infrastructure products and services and that in connection with this expansion, our operating expenses (excluding deprecation and amortization) particularly our sales and marketing and our capital expenditures, will increase as well. Accordingly, we may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

We may need to raise additional capital in the future. If we cannot do so, we may not be able to fund our future activities or continue operating.

      Our future capital requirements will depend on a number of factors, including new acquisition opportunities and our ability to increase our revenues and control our expenses. If we need to raise additional capital in the future, we cannot assure you that we will be able to do so on acceptable terms or at all. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares. If we are unsuccessful in raising additional capital, when needed, our business and results from operations may be materially and adversely affected.

Our future revenues are unpredictable and our financial results may fluctuate. In addition, we expect that our expenses will increase. If our financial results fall below expectations in one or more future quarters, the market price of our ADSs may be negatively impacted.

      We cannot accurately forecast our revenues or operating results. If the increase in our expenses is not accompanied by a corresponding increase in our revenues, our operating results will suffer. Our revenues and operating results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

      o     market acceptance of our products and services;

      o the long sales and implementation cycles for, and potentially large order sizes of, some of our products and services and the timing and execution of individual contracts;

      o     customer renewal rates for our products and services;

      o the timing of releases of new versions of Internet browsers or other third-party software products and networking equipment that include our technology;

      o     the mix of our offered products and services sold during a quarter;

      o our success in cross marketing our products and services to our existing customers and to new customers;

      o     developing our direct and indirect distribution channels;

      o a decrease in the level of spending for trusted Internet infrastructure products and services by our existing customers;

      o     our ability to expand our operations;

      o our success in assimilating the operations and personnel of any acquired businesses;

      o the amount of revenue received and the application of our revenue recognition policies compared to the amount and timing of expenditures;

      o the impact of price changes in our products and services or those of our competitors;

      o general economic conditions and economic conditions specific to the Internet services industry;

      o a change in viewer preference and we are unsuccessful in addressing those changes in our programming; and

      o     the non-renewal of our contract with TeleDanmark Kabel.

Due to all of the above factors, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our ordinary shares would likely decline which may result in a significant decline in the value of your investment.

Our results of operations in the future could be materially and adversely affected if it is determined that the carrying value of goodwill attributed to businesses that we acquire is higher than their fair value.

      In 2002, pursuant to SFAS No. 142, we wrote-off DKK 65.3 million (approximately $10.2 million) of goodwill after determining that the carrying value of goodwill attributed to businesses we acquired was higher than their fair values. SFAS No. 142 requires that we review the carrying value of goodwill for impairment at least annually, which may negatively affect our results of operations if we determine that the carrying value of goodwill is higher than its fair value. If in the future we determine that the carrying value of goodwill for businesses we acquire is higher than their fair value, additional goodwill will be written-off and as a result, our results of operations could be materially and adversely affected.

We have a limited operating history in providing trusted Internet infrastructure products and services under our current business structure and expect to encounter difficulties similar to those faced by early stage companies. Our results from operations may depend on how successful we are in dealing with these difficulties.

      Over the last five years, our business has evolved from (i) a telecommunications company that also provided Internet access to (ii) an Internet services provider focusing primarily on domain name registration services to (iii) providing trusted Internet infrastructure products and services. We have only a limited operating history as a provider of trusted Internet infrastructure products and services on which you can base an evaluation of our current business and prospects. As such, our current business and prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. These risks and uncertainties are magnified for companies, like ours, in new and rapidly evolving markets and for companies integrating many businesses. Our success will depend on many factors, including, but not limited to, the following:

      o     our ability to successfully integrate acquired companies;

      o the rate and timing of the growth and use of internet protocol, or IP, networks for electronic commerce and communications;

      o the extent to which digital certificates are used for online communications and e-commerce;

      o     the continued growth in the use of the Internet;

      o     the growth in demand for our products and services ;

      o the continued evolution of electronic commerce as a viable means of conducting business;

      o     the competitive environment;

      o the perceived security of electronic commerce and communications over IP networks;

      o the perceived security of our services, technology, infrastructure and practices; and

      o our ability to maintain our current, and enter into additional, strategic relationships.

To address this risk we must, among other things:

      o successfully market our products and services to new and existing customers;

      o     attract, integrate, train, retain and motivate qualified personnel;

      o     respond to competitive developments; and

      o successfully introduce new products and services and enhancements to our existing products and services to address new technologies and standards and changing market conditions.

We cannot be certain that we will successfully address this risk. If we fail, our business and results from operations may be materially and adversely impacted.

Our business depends on the future growth of the Internet and adoption and continued use of IP networks.

      Our future success substantially depends on the continued growth in the use of the Internet and IP networks for communications and commerce. Organizations that already have invested substantial resources in other methods of conducting business may be reluctant to migrate to the Internet model. Also, individuals with established patterns of purchasing goods and services and effecting payments may be reluctant to change. To date, many businesses and consumers have been deterred from utilizing the Internet and IP networks for a number of reasons, including, but not limited to:

      o security concerns, particularly for online payments, including the potential for merchant or user impersonation and fraud or theft of stored data and information communicated over IP networks;

      o privacy concerns, including the potential for disclosure or sale of personal information about users to third parties, without notice to or the consent of such users;

      o other security concerns such as attacks on popular websites by hackers;

      o     potentially inadequate development of network infrastructure;

      o     inconsistent quality of service;

      o lack of availability of cost-effective, high-speed systems and service;

      o     limited number of local access points for corporate users;

      o     inability to integrate business applications on IP networks;

      o the need to operate with multiple and frequently incompatible products;

      o     government regulation;

      o     a lack of tools to simplify access to and use of IP networks;

      o     congestion of traffic or other usage delays; and

      o     uncertainty regarding intellectual property ownership.

If the Internet and the adoption and use of IP networks fail to become a widely accepted method of conducting business and exchanging information, our business and results from operations may be materially and adversely affected.

The success of our business depends largely on the level of market acceptance of our products and services.

      The market for trusted Internet infrastructure products and services is relatively new and rapidly evolving. As a result, the future demand for our products and services is uncertain. Even if the market for electronic commerce and online communications grows, we cannot assure you that our products and services will become widely accepted. If the market for trusted Internet infrastructure products and services, in general, or our products and services, in particular, fails to grow, our business and results from operations may be materially and adversely affected.

Our business may be negatively impacted if we cannot establish and maintain strategic and other relationships.

      One of our significant business strategies so far has been to enter into strategic alliances or other similar collaborative relationships that enable us to expand our product and service offerings and our customer base. An example of this type of relationship is our arrangement with VeriSign. Our future growth depends on our ability to establish direct seller channels and to develop multiple distribution channels by partnering with Internet technology, or IT, consulting firms and systems integrators and other third parties. We cannot assure you that we can enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms, if at all. Many of our existing relationships do not, and any future relationships may not, afford us any exclusive marketing or distribution rights or preclude our partners from pursuing alternative technologies or developing alternative products and services either on their own or in collaboration with others, including our competitors. If we fail to enter into additional strategic relationships, we would have to devote substantially more of our own resources to develop, distribute, sell and market our products and services than we do currently. In addition, our strategic partners may not view their relationships with us as significant for their own businesses and they could reduce their commitment to us at any time in the future. If we are unable to maintain our existing relationships or to enter into additional strategic relationships, our business and results of operations may be materially and negatively affected.

Our business may be materially and adversely affected if an easy factoring method is developed, techniques for attacking public key cryptography systems advance significantly, or by negative public perception.

      Our primary products and services depend on public key cryptography technology, which is based on the application of specific mathematical principles known as factoring. Should an easy factoring method be developed, the security of encryption products utilizing public key cryptography technology would be reduced or eliminated. Even if no breakthroughs in factoring are developed, factoring problems can theoretically be solved by a computer system significantly faster and more powerful than those currently available. Furthermore, any significant advance in techniques for attacking cryptographic systems could also render some or all of our existing products and services obsolete or unmarketable. If improved techniques for attacking cryptographic systems were ever developed, we would likely have to reissue digital certificates to some or all of our customers, which could damage our reputation and brand or otherwise harm our business. In addition, our business could also be harmed by the negative publicity associated with, a successful attack on cryptographic and other Internet security technologies. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in our digital certificates.

Many of our trusted Internet infrastructure products and services have lengthy sales and implementation cycles, which could negatively impact our business.

      The sale and implementation of our trusted Internet infrastructure products and services typically involves a lengthy education process of potential customers and a significant technical evaluation and commitment of capital and other resources by such customers. This process is also subject to the risk of delays associated with customers' internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the sales and implementation cycles associated with our products and services can be lengthy, potentially lasting from three to six months, and unpredictable. Our financial results could be negatively impacted if orders forecasted for a particular quarter are delayed or not realized.

We face significant competition from competitors which are much larger than we are and have longer operating histories, larger client bases, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have.

      The market for services that enable trusted and secure electronic commerce and communications over IP networks is intensely competitive and we expect this competition to continue for the foreseeable future. Our principal competitor in Denmark is TDC A/S (formerly, TeleDanmark A/S). On an international level our competitors, among others, include Baltimore Technologies, PLC. and EnTrust Technologies, Inc.. These competitors are much larger than we are and have longer operating histories, larger client bases, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. In addition, there are relatively few barriers preventing new competitors from entering the markets in which we operate. Furthermore, we do not own any patented technology and our competitors may develop new technologies in the future that are perceived as being more secure, effective or cost efficient than the technology underlying our products and services. Increased competition could result in pricing pressures, reduced margins or the failure of our trusted Internet infrastructure products and services to achieve or maintain market acceptance, any of which could harm our business.

Our business depends largely on our ability to keep pace with changing technologies. If we are unable to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, our business will be harmed.

      The emerging nature of the Internet in general and of trusted Internet infrastructure products and services, in particular, requires us to continually update our products and service offerings, particularly in response to competitive offerings and to make sure they are compatible with and take advantage of new technologies and changes in consumer tastes and preferences. Since we do not own any proprietary technology, we rely on our strategic partners to provide us with state-of-the-art products and services. The success of any new products and services depends on several factors, including performance, features, reliability and cost. Updating our technology internally and licensing new technology from third parties may require us to incur significant additional capital expenditures. Our inability or the inability of our suppliers to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, could make our existing service offering non-competitive and may cause us to lose market share. We cannot be certain that we will successfully develop, acquire and market new trusted Internet infrastructure products and services and have access to third-party technology that respond to competitive and technological developments and changing customer needs.

System interruptions and security breaches could harm our business.

            Our success depends on the uninterrupted operation of our computer and communications systems and the integrity of our data center in S0borg, Denmark. It is critical to our business strategy that this facility and infrastructure remain secure and are perceived by the marketplace to be secure. We must protect these systems and our data center from loss, damage or interruption caused by fire, natural disaster, power loss, telecommunications failure, physical break-ins, computer viruses, and attacks by hackers or similar disruptive problems. For example, our ability to issue digital certificates depends on the efficient operation of the Internet connections from customers to our data center. These connections depend upon efficient operation of web browsers, Internet service providers and Internet backbone service providers. Any problems or outages could decrease customer satisfaction. In addition, all confidential customer information is stored in our data center. A system failure, electronic break-in or other security breach or other similar event that results in the deletion of client data or otherwise compromises any of the information stored on our systems could have an adverse impact on our reputation and our business. Finally, if our back office billing and collections infrastructure and telecommunications systems cannot meet the demands of the increasing number of customer e-mails and telephone calls, our customer support service and our ability to process, bill and collect registration requests in a timely manner could be substantially degraded. Any damage or failure that causes interruptions to our computer and communications systems could materially harm our business. We may have to expend significant time and money to maintain or increase the security of our data center and infrastructure.

Our results from operations may be negatively impacted if we are not able to establish a brand identity in the trusted Internet infrastructure services market.

            We believe that establishing and maintaining a good reputation and name recognition is critical to our success. We also believe that the importance of reputation and name recognition will increase due to the growing number of companies providing trusted Internet infrastructure products and services. Over the last three years, we have gone through several name changes as our business has evolved. In 1999, we changed our name from Telepartner A/S to euro909.com A/S and in December 2001 to EuroTrust A/S. Our plan is to aggressively promote the name EuroTrust and to establish a brand identity in the market for trusted Internet infrastructure products and services. Our brand-enhancement strategy includes mass market and multimedia advertising, promotional programs and public relations activities. In addition, promoting and enhancing our name depends largely on our success in providing uninterrupted high quality services. We intend to make significant expenditures on advertising and promotional programs and activities. We cannot assure you that our efforts will lead to an increase in net revenues sufficient to cover our advertising and promotional expenses. To build brand identity we must provide high quality services at a competitive price. If our reputation is damaged or if potential clients are not aware of the products and services we provide, or if our clients do not perceive our services as effective, reasonably priced or qualitatively better than the competition, our reputation could be materially and adversely affected and we could lose market share.

Our long-term growth strategy assumes that we make suitable acquisitions and investments. If we are unable to address the risks associated with acquisitions and investments our business could be harmed.

      Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in businesses that provide products and services that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition or investment targets could also result in increased acquisition or investment costs and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

      Assimilating acquired businesses involves a number of other risks, including, but not limited to:

      o     disrupting our business;

      o incurring additional expense associated with a write-off of a portion of goodwill and other intangible assets due to changes in market conditions or the economy in the markets in which we compete or because acquisitions are not providing the benefits expected;

      o     incurring unanticipated costs or unknown liabilities;

      o     managing more geographically-dispersed operations;

      o     diverting management's resources from other business concerns;

      o     retaining the employees of the acquired businesses;

      o     maintaining existing customer relationships of acquired companies;

      o assimilating the operations and personnel of the acquired businesses;

      o incorporating acquired technologies into our existing products and services; and

      o     maintaining uniform standards, controls, procedures and policies.

      For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully address any of these risks, our business could be harmed.

Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources. If we fail to manage our growth effectively, our business may be negatively impacted.

      In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to adequately train our customer service staff and provide staffing sufficient to support our new products and services, we may lose customers.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet.

      To date, government regulations have not materially restricted the use of the Internet. However, the legal and regulatory environment pertaining to the Internet is uncertain and may change. Both new and existing laws may be applied to the Internet covering issues that include:

      o     taxes;

      o     user privacy;

      o     pricing controls;

      o     characteristics and quality of products and services;

      o     consumer protection;

      o     cross-border commerce;

      o     libel and defamation;

      o     copyright, trademark and patent infringement; and

      o     other claims based on the nature and content of Internet materials.

      New laws or regulations or the new application or interpretation of existing laws or regulations could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as a means of communications, commerce and advertising. Our business may be harmed if any slowing of the growth of the Internet reduces the demand for our services. In addition, new legislation could increase our costs of doing business and prevent us from delivering our products and services over the Internet at reasonable cost, which may harm our business.

Our international presence creates risks that may adversely affect our business.

      Currently, our operations focus on the Scandinavian, Austrian and Swiss markets. Our business plan contemplates expanding our operations into other west European countries. In addition to the uncertainty as to our ability to successfully expand our Scandinavian and European presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, delays from government agencies, and tax laws. In addition, our operations may be affected by changing economic, political and governmental conditions in the countries in which we operate. Changes in competition, economics, politics or laws, including tax, labor, environmental and employment, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. Also, we cannot assure you that laws or administrative practices relating to taxation, or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

We compete in the highly competitive broadcasting industry.

      The Danish broadcast industry is highly competitive and dominated by a few large companies. As a result of competition, we consolidated our broadcast operations into one channel. In addition, we expect that the number of channels competing for the places in the TeleDanmark Kabel programming network will increase in the ensuing years. If viewer preferences change and we are unsuccessful in addressing those changes in our programming, we may lose favor with them and they may choose to view a competitor's channel over ours.

If we are unable to negotiate a renewal of our contract with TeleDanmark Kabel the revenues from our broadcasting business may be adversely affected.

      Our dk4 television channel is carried as part of the package of channels provided to all cable television subscribers to TeleDanmark Kabel (the primary Company providing cable television service in Denmark), for which we receive a per subscriber fee. Our agreement with TeleDanmark Kabel to carry dk4 as part of its basic package expires on March 31, 2004. If we are unable to renew this agreement the revenues from our broadcasting business would decrease significantly and the results of operations from our broadcasting business would be materially adversely affected. We cannot assure you that we will successfully negotiate a renewal of our agreement with TeleDanmark Kabel.

If we are unable to attract and retain highly qualified management and technical personnel, our business may be harmed.

      Our success depends in large part on the contributions of our senior management team, technology personnel and other key employees and on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel. We face intense competition in hiring and retaining quality management and technology personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. The only key employees that have signed employment agreements are Aldo Petersen, Bertel Jensen, Brian Mertz Pedersen and Tobias Wahlgren, our chief executive officer, chief financial officer, chief operating officer and chief technology officer, respectively. Under these agreements, they can terminate their employment on six months notice. As a result, we may be unable to retain our key employees or attract, integrate, train and retain other highly qualified employees in the future, when necessary. If we fail to attract qualified personnel or retain and motivate our current personnel, our business may be negatively impacted.

Our results from operations may be adversely affected by exchange rate fluctuations.

      A portion of our expenditures and receivables are paid in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner relative to the currencies of the countries in which we operate. We do not engage in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results. If the value of the Danish kroner depreciates and the currencies of the countries in which we operate appreciate or remain stable our results from operations may be negatively affected.

The market price of our ADSs may decline if the value of the Danish Kroner falls against the US dollar.

      Fluctuations in the exchange rate between the Danish kroner and the US dollar are likely to affect the market price of our ADSs. For example, because EuroTrust's financial statements are reported in Danish kroners, if the value of the Danish kroner falls against the US dollar, EuroTrust's earnings per share in US dollars will be reduced. This may adversely affect the price at which our ADSs trade in the US.

There is a limited public market for our securities and our securities may experience extreme price and volume fluctuations.

      Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are quoted on the Nasdaq Small Cap Market. The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

      o     variations in our operating results;

      o     the liquidity of the markets;

      o     investor perceptions of us and the industry in which we operate;

      o     changes in earnings estimates by analysts;

      o     sales of ADSs by existing holders; and

      o     general economic conditions.

      In addition, Nasdaq has recently experienced broad price and volume fluctuations, particularly in the technology sector. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADSs and as a result, holders of our ADSs may lose a significant portion of their investment.

We have never paid a dividend nor do we anticipate doing so in the foreseeable future.

      We have not declared or paid any cash dividends on our ordinary shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.

                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                                        EUROTRUST A/S


Dated: November 12, 2003                        By: /s/ Bertel E. Jensen
                                                    ----------------------------
                                                        Bertel E. Jensen
                                                        Chief Financial Officer

                                INDEX TO EXHIBITS

                                    Exhibits

32.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

32.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

-----------
* Included herewith.